UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
     ----------------------------------------------------------------------

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
 (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                    Under the Securities Exchange Act of 1934

                         BIOSANTE PHARMACEUTICALS, INC.
-------------------------------------------------------------------------
                                (Name of Issuer)
                  Common Stock, par value NIS 0.0001 per share
------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  09065 V 20 3
                      -------------------------------------
                                 (CUSIP Number)
                                  July 10, 2007
-------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
Check the following box to designate the rule pursuant to which the Schedule is filed:

         [ ] Rule 13d-1(b)

         [x] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M 69897 10 2
---------- -------------------------------------------------------
       1.  Name of Reporting Persons

           Harel Insurance Investments & Financial Services Ltd.
---------- -------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a)     [x]

           (b)     [ ]
---------- -------------------------------------------------------
       3.  SEC Use only
---------- -------------------------------------------------------
       4. Place of Organization                  Israel
------------------------------------------------------------------
Number of           5.  Sole Voting Power       0
Shares              -------------------------------------------------------
Beneficially        6. Shared Voting Power       1,354,702 Ordinary Shares*
Owned by Each       ------------------------------------------------------
Reporting           7. Sole Dispositive Power   0
Person With:        -----------------------------------------------------
                    8. Shared Dispositive Power  1,354,702 Ordinary Shares*
---------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each
          Reporting Person                       1,354,702 Ordinary Shares*

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      11.  Percent of Class Represented by Amount in Row (9)      5.1%**

      12.  Type of Reporting Person:          CO





*  See Item 4.
** Based on 26,794,607 shares of Common Stock, par value $0.0001 per share of the Issuer (the "Shares") issued and outstanding as of March 10, 2008, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on March 17, 2008.

CUSIP NO. M 69897 10 2
---------- -------------------------------------------------------
       1.  Name of Reporting Persons

           Harel PIA Mutual Funds Management Ltd
---------- -------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a)     [x]

           (b)     [ ]
---------- -------------------------------------------------------
       3.  SEC Use only
---------- -------------------------------------------------------
       4. Place of Organization                  Israel
------------------------------------------------------------------
Number of           5.  Sole Voting Power       0
Shares              -------------------------------------------------------
Beneficially        6. Shared Voting Power       1,354,702 Ordinary Shares*
Owned by Each       ------------------------------------------------------
Reporting           7. Sole Dispositive Power   0
Person With:        -----------------------------------------------------
                    8. Shared Dispositive Power  1,354,702 Ordinary Shares*
---------------------------------------------------------------------------
       9. Aggregate Amount Beneficially Owned by Each
          Reporting Person                       1,354,702 Ordinary Shares*

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

      11.  Percent of Class Represented by Amount in Row (9)      5.1%**

      12.  Type of Reporting Person:          CO




*  See Item 4.
** Based on 26,794,607 Shares issued and outstanding as of March 10, 2008, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 17, 2008.

Item 1.

(a)    Name of Issuer:
       BIOSANTE PHARMACEUTICALS, INC. (hereinafter referred to as the "Issuer").

(b) Address of Issuer's Principal Executive Offices: 111 BARCLAY BOULEVARD, LINCOLNSHIRE, ILLINOIS 60069

Item 2.

(a)-(c)  Name of Person Filing, address and citizenship:

         The foregoing entities are collectively referred to as the "Reporting Persons" in this Statement:

(1) Harel Insurance Investments & Financial Services Ltd., an Israeli public company ("HIIFS"), with a principal business address at Harel House; 3 Aba Hillel St.; Ramat Gan 52118, Israel.

(2) Harel PIA Mutual Funds Management Ltd., an Israeli private company ("Harel PIA"), with a principal business address at Harel House; 3 Aba Hillel St.; Ramat Gan 52118, Israel.

            Harel PIA is an indirectly wholly owned subsidiary of HIIFS. By reason of HIIFS control of Harel PIA, it may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by Harel PIA. See Item 4.

(d)      Title of Class of Securities:

         Common Stock, par value NIS 0.0001 per share (the "Shares").

(e)      CUSIP Number:


          09065 V 20 3





Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         Not Applicable.


Item 4.  Ownership

            The 1,354,702 Shares reported in this Statement as beneficially owned by the Reporting Persons are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of the Reporting Persons, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by the Reporting Persons that they are the beneficial owners of 1,354,702 Shares covered by this Statement.


         Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.



Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.


Item 7. Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on by the Parent Holding Company Not Applicable.


Item 8.  Identification and Classification of Members of the Group
         Not Applicable.


Item 9.  Notice of Dissolution of Group
         Not Applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2008



                     HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD.


                           BY: /s/ Amir Hessel
                           Amir Hessel, authorized signatory of HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD., for itself and on behalf of HAREL PIA MUTUAL FUNDS MANAGEMENT LTD, pursuant to agreement annexed as Exhibit 1 to this Schedule 13G.

EXHIBIT 1


May 5, 2008


HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD
Harel House;
3 Aba Hillel St.;
Ramat Gan 52118; Israel


Gentlemen,

            Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD. ("HIIFS") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13G or Schedule 13D and any amendments thereto in respect of shares of BIOSANTE PHARMACEUTICALS INC. purchased, owned or sold from time to time by the undersigned.

            HIIFS is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.


                                   Very truly yours,



                                   /s/Uri Rabinovich /s/Sami Babecov
                                   HAREL PIA MUTUAL FUNDS MANAGEMENT LTD
                                   By: Uri Rabinovich and Sami Babecov





A g r e e d:



/s/ HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD
HAREL INSURANCE INVESTMENTS AND FINANCIAL SERVICES LTD